EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

June 30, 2016
Assets
Current assets:
Cash and cash equivalents	$13,886
Receivables, net	253,674
Inventories	122,558
Deferred income taxes	8,787
Prepaid expenses and other current assets	11,591
Total current assets	410,496
Property, plant and equipment, net	481,283
Goodwill	44,057
Identifiable intangible and other assets, net	64,421
Total	$1,000,257
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$191,146
Income taxes payable	154
Total current liabilities	191,300
Long-term debt	166,218
Deferred income taxes	81,567
Other long-term liabilities	43,505
Parent’s net investment:
Parent’s net investment	521,543
Accumulated other comprehensive loss	(3,876)
Total parent’s net investment	517,667
Total	$1,000,257

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Six Months Ended June 30, 2016
Net sales	$1,715,365
Cost of sales	1,261,786
Gross profit	453,579
Operating costs and expenses:
Selling and distribution	294,585
General and administrative	34,860
Amortization of intangibles	7,128
Restructuring and non-recurring costs, net	(6,547)
Total operating costs and expenses	330,026
Operating income	123,553
Other expense:
Interest expense	6,119
Other expense, net	61,242
Total other expense	67,361
Income before income taxes	56,192
Income taxes	20,182
Net income	36,010
Other comprehensive loss, net of tax	(1,000)
Comprehensive income	$35,010

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